EXHIBIT 99.8

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our Firm under the caption “Interests of Experts” in the Annual Information Form of Vox Royalty Corp. (the “Company”) for the year ended December 31, 2024, which is included in the Annual Report on Form 40-F. We also consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-275418) and Form F-10 (No. 333-284746) of the Company and to the use in this Annual Report on Form 40-F, of our report dated February 20, 2025, with respect to the consolidated statements of financial position as of December 31, 2024 and 2023 and the consolidated statements of loss, comprehensive loss, changes in equity and cash flows for each of the years in the two-year period ended December 31, 2024, included in this Annual Report on Form 40-F.

/s/ Ernst & Young LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

March 26, 2025